Mail Stop 4561

July 17, 2008

Mr. Jeffrey H. Schwartz
Chairman, Chief Executive Officer and Trustee
ProLogis
4545 Airport Way
Denver, CO 80239

> **Re:** **ProLogis**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-K/A for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2008**
> **File No. 1-12846**

Dear Mr. Schwartz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief